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                                 FORM U - 7D/A*

                        CERTIFICATE PURSUANT TO RULE 7(D)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


             The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the leases identified therein and the transactions for the financing thereof. This is a summary of the Initial filing filed on or about October 7, 1975, as amended to date.

1. Lessee public-utility company: Square Butte Electric Cooperative ("Square Butte")

2.    Date: September 26, 1975

2a.   Date facility was placed in service: May 6, 1977

3.    Regulatory authority which has acted on transaction:

      Name: Rural Electrification Administration ("REA") of the United States Department of Agriculture

      Date of Order: REA has approved, for purposes of the Loan Agreement (the "REA Loan Agreement") between REA and Square Butte dated as of April 1, 1974, Equipment Lease no. 1 and Equipment Lease No. 2 each dated as of September 24, 1975 between Square Butte and First National Bank North Dakota (successor to First National Bank in Grand Forks) and Richard W. Cortright (successor to John B. Plum), as trustees (the "Leases").

4. Initial Terms of the Leases: Approximately thirty years from the date of completion.

4a. Renewal options: Square Butte has the option of renewing each Lease at the expiration of its initial term for a period equal to 1/4 of the remaining economic life of the facility. If this option is exercised, further options to renew the Leases will be made available to Square Butte for 1/3 of the remaining economic life, then one-half and lastly, the balance of the economic life of the facility.

5. Brief description of facility: a 438,000 kilowatt steam electric generating unit located at Center, north Dakota, including certain transmission facilities consisting of two HVDC terminals (one located in Center, North Dakota and the other in Arrowhead, Minnesota) and approximately 450 miles of 250 KV transmission lines interconnecting the two terminals.
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6.    Manufacturer or Supplier: General Electric Corporation will construct the two HVDC terminals. The Babcock & Wilcox Company will construct the boiler for the generating unit. Engineering design and construction supervisory services will be performed by Sanderson & Porter, Inc. Westinghouse Electric Company will construct the turbine generator. Numerous other contractors and subcontractors will be involved in the construction of the facility.

7.    Cost of Facility: approximately $293,000,000.

8.    Basic Rent: approximately $740,000,000.

8a. Periodic Installments: 60 consecutive semi-annual installments each expected to be in the amount of $12,333,000 commencing on June 29, 1978.

9. Holder of legal title to facility: Square Butte which has granted to First National Bank North Dakota (successor to First National
      Bank in Grand Forks) and Richard W. Cortright (successor to John B. Plum), as trustees, under a Personal Property Lease and a Real Property Lease, a 50 year leasehold estate in the personal property elements and the real property elements, respectively, of the facility for a rental of $1.00 per annum and an option to purchase all or part of the facility for $1.00 at any time during the period commencing on the termination of the Leases and ending on the expiration of said Personal Property Lease and Real Property Lease. Square Butte has also granted to Oliver County, North Dakota an approximately 30 year leasehold estate in certain of the anti-pollution equipment required for the operation of the Facility and Oliver County has in turn subleased said equipment for a like period to Square Butte which has in turn sub-subleased said equipment to the aforesaid trustees under the Personal Property Lease.

      Address of Square Butte:

      1822 Mill Road
      Grand Forks, ND  58203

      Address of First National Bank North Dakota
      Trust and Asset Management
      2401 Demers Avenue
      Grand Forks, ND  58201

      Address of Richard W. Cortright
      The Chase Manhattan Bank
      1 Chase Manhattan Plaza
      New York, NY  10081
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10.   Holders of beneficial interests:


                                                                                              Estimated
         Name and Address                               Amount to be Invested             Percent of Equity
         ----------------                               ---------------------             -----------------
Chase Leasing of Texas, Inc.                               up to $40,120,000                      34%
(transferee of Manufacturers Hanover
 Leasing International Corp.,
 successor by merger to
 Chase Manhattan Service Corporation)
c/o Texas Commerce bank
P.O. Box 2558, 11 TCBN
Houston, TX  77252

Chase Manhattan Realty                                     up to $ 7,080,000                       6%
Leasing Corporation
270 Park Avenue
New York, NY  10017

First Chicago Leasing Corporation                          up to $41,300,000                      35%
One First National Plaza
Chicago, IL  60670

Texas Commerce Bank,                                       up to $25,075,000                     21.25%
 National Association
(transferee of ChemLease Worldwide,
Inc.)
P.O. Box 2558, 11 TCBN
Houston, TX  77252

Chemical Business Credit                                   up to $ 4,425,000                     3.75%
  Corporation
(transferee of ChemLease, Inc.)
270 Park Avenue
New York, NY  10017



11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

      Amount to be borrowed:       up to $177,000,000

      Interest Rate:               8-1/4% in respect of the first $126,500,000
                                   borrowed; 11-3/4% in respect of the next
                                   $35,100,000 borrowed to finance the Facility
                                   (other than certain of the anti-pollution
                                   equipment required for the operation
                                   thereof); 5-3/4% in respect of approximately
                                   $1,200,000 borrowed to finance certain of
                                   said
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                                   anti-pollution equipment; 6-1/4% in respect
                                   of approximately $1,400,000 borrowed to
                                   finance certain of said anti-pollution
                                   equipment; 6-3/4% in respect of $2,000,000 borrowed to finance certain of said anti-pollution equipment and 7% in respect of $10,800,000 borrowed to finance certain of said anti-pollution equipment.

         Number of Lenders:        14 institutional lenders and the purchasers
                                   of bonds issued by the County of Oliver, North Dakota to finance certain of the anti-pollution equipment required for the operation of the Facility.

         Terms of repayment:       Amount   -    60 semi-annual installments
                                                 each in the amount of
                                                 $8,558,000 commencing on the
                                                 first June 30, 1978.
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Dated Executed:  October 1, 1997

Signature of Holder of Legal Title:

                                   Square Butte Electric Corporation


                                   By /s/ Dave Loer
                                       -----------------------------------------
                                      Name:  Dave Loer
                                      Title: General Manager


Signature of Holders of Beneficial Interest (the "Participants"):

                                   Chase Leasing of Texas, Inc.


                                   By  /s/ John H. Bilello
                                       -----------------------------------------
                                       Name:  John H. Bilello
                                       Title: President


                                   Chase Manhattan Realty Leasing Corporation


                                   By  /s/ John B. Evans
                                       -----------------------------------------
                                       Name:  John B. Evans
                                       Title: Vice President


                                   First Chicago Leasing Corporation


                                   By  /s/ Naomi S. Zurek
                                       -----------------------------------------
                                       Name:  Naomi S. Zurek
                                       Title: Vice President


                                   Chemical Business Credit Corporation


                                   By  /s/ Catherine M. Kachykalo
                                       -----------------------------------------
                                       Name:  Catherine M. Kachykalo
                                       Title: Vice President
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                                   Texas Commerce Bank, National Association


                                   By  /s/ John H. Bilello
                                       -----------------------------------------
                                       Name:  John H. Bilello
                                       Title: President


         Signature of Trustees for the Participants:


                                   First National Bank North Dakota,
                                        as Trustee


                                   By  /s/ Douglas C. Carpenter
                                       -----------------------------------------
                                       Name:  Douglas C. Carpenter
                                       Title: Vice President & Trust Officer


                                   Richard W. Cortright, as Individual Trustee


                                   By  /s/ Richard W. Cortright
                                       -----------------------------------------